Exhibit 4.1

CERTIFICATE OF AMENDMENT AND RESTATEMENT
OF
ARTICLES OF INCORPORATION
OF
CASCADE SLED DOG ADVENTURES, INC.

Pursuant to and in accordance with provisions of Nevada Revised Statutes (“NRS”) Section 78.403, the undersigned does hereby declare and certify that:

1.             He is the duly elected and acting President and Secretary of Cascade Sled Dog Adventures, Inc., a Nevada corporation (the “Corporation”).

2.             He has been authorized and directed to execute these Amended and Restated Articles of Incorporation of the Corporation by resolution of the Board of Directors of the Corporation adopted on August 25, 2004.

3.             This certificate correctly sets forth the text of the Corporation’s Articles of Incorporation as amended to the date hereof, and the Amended and Restated Articles of Incorporation of the Corporation are as follows:

“Article I.               Name.  The name of the corporation is:

Cascade Sled Dog Adventures, Inc.

Article II:               Capital Structure.

A.            Classes of Stock.

1.             Authorized Shares.  This Corporation is authorized to issue two classes of shares:  Common and Preferred.  The number of Common shares which the Corporation is authorized to issue is two hundred million (200,000,000), each with a par value of $.001 (“Common Stock”).  The number of Preferred shares which the Corporation is authorized to issue is ten million (10,000,000), each with a par value of $.001 (“Preferred Stock”), which Preferred Stock may be issued in one or more series as may be determined from time to time by the Board of Directors, each of which series shall be distinctly designated.  The Board of Directors is hereby authorized to fix or alter the voting rights, designations, powers, preferences and relative and other special rights, and the qualifications, limitations and restrictions of any wholly unissued series of Preferred Stock, and the number of shares of any such series, and to increase or decrease the number of shares of any such series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding.  In case the number of shares of any series shall be decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of that series.

B.            Rights, Preferences, Privileges and Restrictions of the Series A Redeemable Convertible Preferred Stock

1.             Designation and Amount.  One million (1,000,000) shares of the Preferred Stock are hereby designated as Series A Redeemable Convertible Preferred Stock (the “Series A Preferred Stock”).  Such number of shares may be decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares of Series A Preferred Stock then outstanding or reserved for issuance.

2.             Dividends.  The holders of Series A Preferred Stock shall be entitled to receive, when, as and if declared, out of the net profits of the Corporation, dividends at the annual per share rate of eight percent (8%) of (i) the Series A Preference Price (as defined in Section 3(a)) (as adjusted for stock splits, stock dividends, stock combinations and other similar events), minus (ii) the amount of any accrued but unpaid dividends included in the Series A Preference Price.  Dividends shall be payable as the Board of Directors (the “Board”) may determine, before any dividends shall be set apart for or paid upon the Company’s common stock, $.001 par value per share (“Common Stock”), or any other capital stock of the Corporation ranking junior in preference to the Series A Preferred Stock (such stock being referred to hereinafter collectively as “Junior Stock”).  All dividends declared upon shares of Series A Preferred Stock shall be declared and paid on a pro rata basis.

(a)           Dividends on the Series A Preferred Stock shall be cumulative whether or not in any fiscal year there shall be net profits or surplus available for the payment of dividends in such fiscal year and shall accrue, without interest, from the date, of issue and shall be payable, if and when declared, to holders of record as they appear on the stock books of the Corporation on the date fixed by the Board for determining the holder entitled thereto (the “Record Date”), which shall not be more than 60 days or less than 10 days preceding the related payment date.  No dividends shall be declared or paid or set apart for payment on any Junior Stock unless dividends shall also be, or have been, declared or paid, or set apart for payment, on the outstanding shares of the Series A Preferred Stock including all outstanding cumulative dividends.

(b)           Anything to the contrary in Section 2(a) above notwithstanding, in the event that, after declaring dividends on the Series A Preferred Stock as provided in the first paragraph of this Section 2, the Corporation declares or pays any dividends upon the Junior Stock (whether payable in cash, securities or other property), the Corporation shall also declare and pay to the holders of the Series A Preferred Stock, at the same time that it declares and pays such dividends to the holders of the Common Stock and/or any other class of stock, the dividends which would have been declared and paid with respect to the Common Stock issuable upon conversion of the Series A Preferred Stock had all of the outstanding Series A Preferred Stock been converted immediately prior to the record date of such dividend, or if no record date is fixed, the date as of which the record holders of Junior Stock entitled to such dividends are to be determined.

3.             Liquidation, Dissolution or Winding Up.

(a)           Liquidation Preference.  In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (“Liquidation”), the holders of each share of Series A Preferred Stock shall be entitled to receive out of the Available Funds, before any sums shall be paid or any assets distributed among the holders of shares of Common Stock and any other class of stock of the Corporation ranking junior to the Series A Preferred Stock, an amount or value (such amount or value as described immediately below is hereinafter called the “Series A Preference Price”) equal to nine dollars ($9.00) per share of Series A Preferred Stock (subject to adjustment if the Series A Preferred Stock of the Corporation shall be changed into a different number of shares, whether by recapitalization, reclassification or otherwise, and then and in each such event the holder of shares of Series A Preferred Stock shall have the right thereafter to receive upon redemption such same amount aggregately receivable immediately prior to reorganization, reclassification or other change of the number of shares of Series A Preferred Stock apportioned among the number of shares into which such shares of Series A Preferred Stock are changed) plus in each case, any and all accrued but unpaid dividends on such shares.  If the Available Funds shall be insufficient to permit the payment in full to all holders of the Series A Preferred Stock the full amounts (including all dividends accrued and unpaid) to which they shall be entitled by reason of such Liquidation of the Corporation, then there shall be paid to the holders of the Series A Preferred Stock in connection with such Liquidation of the Corporation, an amount equal to the product derived by multiplying the amount of Available Funds times a fraction, the numerator of which shall be the full amount to which the holders of the Series A Preferred Stock shall be entitled by reason of such Liquidation of the Corporation and the denominator of which shall be the total amount which would have been distributed by reason of such Liquidation of the Corporation with respect to the Series A Preferred Stock then outstanding had the Corporation possessed sufficient assets to pay the maximum amount which the holders of all such stock would be entitled to receive in connection with such Liquidation of the Corporation.

The voluntary sale, conveyance, lease, exchange or transfer of all or substantially all the property or assets of the Corporation, or the merger or consolidation of the Corporation into or with any other corporation, or the merger of any other corporation into the Corporation, or any purchase of all or substantially all of the shares of any class or series of stock of the Corporation, shall not be deemed to be a Liquidation of the Corporation for the purposes of this Section 3, so long as such transaction does not result in the issuance or creation of any shares of Preferred Stock of the Corporation, or of any successor, except any shares of Preferred Stock that rank junior to the shares of Series A Preferred Stock as to dividends and as to the distribution of assets upon dissolution, liquidation or winding up.

The holder of any shares of Series A Preferred Stock shall not be entitled to receive any payment of the full balance owed for such shares under this Section 3 until such holder shall cause to be delivered to the Corporation (i) the certificate(s) representing such shares of Series A Preferred Stock (or an affidavit of lost certificate and such other documentation or assurances as are required by applicable law, in a form reasonably acceptable to the Corporation) and (ii) transfer instrument(s) satisfactory to the Corporation and sufficient to transfer such shares of Series A Preferred Stock to the Corporation free of any adverse interest.  No interest shall accrue on any payment upon Liquidation after the due date thereof.

After the Series A Preference Price shall have been paid in full to the holders of the Series A Preferred Stock, or funds necessary for such payment shall have been set aside by the Corporation in trust for the account of holders of the Series A Preferred Stock and available for such payment, the remaining assets of the Corporation available for distribution to shareholders shall be distributed among the holders of Common Stock and any other class of stock of the Corporation ranking junior to the Series A Preferred Stock, and the holders of shares of the Series A Preferred Stock will not be entitled to any further participation in any distribution of assets by the Corporation.

(b)           Property.  Whenever the distribution provided for herein shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation.

4.             Series A Preferred Stock Voting Rights.  Except as required by the NRS or other applicable law: (i) the holders of Series A Preferred Stock shall have the same voting rights as the holders of the Common Stock and shall be entitled to notice of any shareholders’ meetings in accordance with the Bylaws of the Corporation, and (ii) the holders of Common Stock and the Series A Preferred Stock shall vote together as a single class on all matters.  Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held, and each holder of Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock could be converted.  Fractional votes shall not be permitted.  Any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

5.             Redemption of Series A Preferred Stock.

(a)           Redemption Right.  Following the completion of a Qualified Financing (as hereafter defined), each holder of Series A Preferred Stock shall be entitled to require the Corporation to redeem, in whole or in part, their shares of Series A Preferred Stock that are beneficially owned by such holder in accordance with the provisions of this Section 5.  The term “Qualified Financing” means one or more financing transactions resulting in aggregate gross proceeds to the Corporation of at least $7,000,000 (which financings may consist of sales of common stock, preferred stock, convertible debentures or other securities convertible into the Common Stock or any class or series of Preferred Stock of the Corporation, or a combination thereof).  The per share redemption price of the Series A Preferred Stock (the “Per Share Redemption Price”) for all redemption rights provided for in this Section 5(a) shall be the Series A Preference Price (as may be adjusted from time to time) in effect as of the date of the applicable Holder Notice (as defined in Section 5(b), below).

(b)           Mechanics of Redemption.  Upon the completion of a Qualified Financing, the Corporation shall deliver to each holder of record of the Series A Preferred Stock, written notice of the completion of a Qualified Financing (the “Completion Notice”).  Any holder of Series A Preferred Stock who wishes to exercise its redemption rights pursuant to this

Section 5 must deliver to the Corporation written notice (the “Holder Notice”), to the Corporation within ninety (90) days following the date the Corporation first delivers (by depositing into U.S. Mail or national overnight courier service) the Completion Notice to the holders of the Series A Preferred Stock (the “Redemption Period”).  The Holder Notice shall be delivered to the Corporation’s principal executive office and shall set forth the name of the record stockholder, the number of shares of Series A Preferred Stock that the holder elects to redeem, and payment instructions for payment of the redemption price.  No Holder Notice with respect to any shares of Series A Preferred Stock can be given prior to the time that such shares of Series A Preferred Stock are eligible for redemption in accordance with the provisions of Section 5(a)  above.  Any premature or late Holder Notice shall automatically be null and void.  The Corporation shall, within thirty (30) days after receipt of an appropriate and timely Holder Notice (the “Redemption Deadline”) deliver to such holder of Series A Preferred Stock the amount equal to the Per Share Redemption Price multiplied by the number of shares of Series A Preferred Stock that are being redeemed in United States currency by cash or delivery of a certified check or bank draft payable to the order of the holder or by wire transfer to the holder.  Such redemption shall be deemed to have been made only after both the certificate(s) for the shares of Series A Preferred Stock to be redeemed (or an appropriate form of indemnity in the event such certificate(s) are lost or destroyed) have been surrendered and the Holder Notice is received by the Corporation (the “Redemption Documents”).  In the event that the Redemption Notice is sent via facsimile transmission, the Corporation shall be deemed to have received such Redemption Notice on the first business day on which such facsimile Redemption Notice is actually received, provided that the necessary certificates are actually received by the Corporation within three (3) business days thereafter.

6.             Conversion Rights.  The holders of the Series A Preferred Stock shall have the following conversion rights:

(a)           Right to Convert.  Subject to and in compliance with the provisions of this Section 6, any shares of the Series A Preferred Stock may, at the option of the holder, be converted at any time or from time to time into fully-paid and nonassessable shares (calculated as to each conversion to the largest whole share) of Common Stock.  The number of shares of Common Stock to which a holder of Series A Preferred Stock shall be entitled upon conversion, subject to the payment of cash in lieu of fractional shares as provided in Section 6(f), shall be the product obtained by multiplying the applicable Conversion Rate (determined as provided in Section 6(c)) by the number of shares of Series A Preferred Stock being converted.  In accordance with Section 6(e) below, at the time of a holder’s conversion of any shares of Series A Preferred Stock, any accrued but unpaid dividends on the shares being converted may be converted into Common Stock at the Conversion Rate then in effect.

(b)           [Reserved]

(c)           Conversion Rate. The conversion rate per share of Series A Preferred Stock in effect at any time (the “Conversion Rate”) shall be the quotient obtained by dividing nine dollars ($9.00) by the conversion price, calculated as provided in Section 6(d) (the “Conversion Price”).

(d)           Conversion Price.  The Conversion Price shall be initially nine dollars ($9.00), subject to customary adjustment from time to time as provided in Section 6(g).

(e)           Mechanics of Conversion.  Each holder of Series A Preferred Stock who desires to convert the same into shares of Common Stock, subject to the provisions of this Section 6(e), shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Common Stock, and shall give written notice to the Corporation at its principal office that such holder elects to convert the same and shall state therein (i) the number of shares of Series A Preferred Stock being converted, and (ii) the amount, if any, of accrued but unpaid dividends that such holder elects to convert into shares of Common Stock at the Conversion Price then in effect.  Thereupon the Corporation shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay in cash any accrued but unpaid dividends on the shares of Series A Preferred Stock being converted (but only to the extent that such holder does not elect to convert such accrued but unpaid dividends into Common Stock as provided above, or, if the Corporation is legally or financially unable to pay such dividends in cash, pay in Common Stock (valued at the Conversion Price then in effect) all declared but unpaid dividends on the shares being converted.  Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate representing the shares to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date (the “Conversion Date”).  Notwithstanding anything to the contrary contained herein, the Conversion Date for any automatic mandatory conversion in accordance with Section 6(b) above shall not be contingent upon surrender of certificates representing the surrendered shares and shall be effective fifteen (15) days following the expiration of the Redemption Period.  The Series A Preferred Stock may be converted in any whole number multiple of one (1) share.

(f)            Cash in Lieu of Fractional Shares.  No fractional shares of Common Stock or scrip representing fractional shares shall be issued upon the conversion of shares of Series A Preferred Stock.  Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of the Series A Preferred Stock, the Corporation shall pay to the holder of the shares of Series A Preferred Stock which were converted a cash adjustment in respect and in lieu of such fractional shares in an amount equal to the same fraction of the fair market value per share of the Common Stock (as determined in good faith by the Board of Directors) at the close of business on the Conversion Date.  The determination as to whether or not any fractional shares are issuable shall be based upon the total number of shares of Series A Preferred Stock being converted at any one time by any holder thereof, not upon each share of Series A Preferred Stock being converted.

(g)           Adjustments in Certain Customary Events.

(i)            Stock Dividends.  In the event the Corporation shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation, then and in each such event provision shall be made so that the holders of the Series A Preferred Stock shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon, the number of securities of the Corporation which they would have received had their Series A Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the Conversion Date (as that term is defined in Section 6(e)), retained such securities receivable by them as aforesaid during such period, giving application to all adjustments called for during such period under this Section 6 with respect to the rights of the holders of the Series A Preferred Stock.

(ii)           Recapitalization or Reclassification.  If the Common Stock of the Corporation shall be changed into the same or different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification or otherwise, then and in each such event the holder of shares of Series A Preferred Stock shall have the right thereafter to convert such shares into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Series A Preferred Stock would have been converted (taking into account all accrued and unpaid dividends and interest with respect to such Series A Preferred Stock) immediately prior to such reorganization, reclassification or change, all subject to further adjustment as provided herein.

(iii)          Merger or Sale of Assets.  If at any time or from time to time there shall be a merger or consolidation of the Corporation with or into another corporation (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares or Common Stock of the Corporation), or the sale of all or substantially all of the Corporation’s properties and assets to any other person followed by a liquidation of the Corporation, then, as a part of such transaction, provision shall be made so that each holder of a share of Series A Preferred Stock then outstanding shall have the right thereafter to convert such shares only into the kind and amount of securities, cash and other property of the Corporation, or of the successor corporation resulting from such merger or consolidation, receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock of the Corporation into which such share of Series A Preferred Stock might have been converted immediately prior to such consolidation, merger, sale or transfer, assuming such holder of Common Stock of the Corporation is not an entity with which the Corporation consolidated or into which the Corporation merged or which merged into the Corporation or to which such sale or transfer was made, as the case may be (a “constituent entity”), or an affiliate of a constituent entity.  If necessary in any such case, appropriate adjustment shall be made in the application of the provisions of this Section 6 with respect to the rights of the holders of the Series A Preferred Stock after such transaction to the end that the provisions of this Section 6 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of the Series A Preferred Stock) shall be applicable after that event in a manner corresponding as nearly as may be practicable in relation to any shares of stock or other securities or property thereafter deliverable on the conversion of the shares.  The above provisions shall similarly apply to successive consolidations, mergers, sales or transfers.

(iv)          Subdivision and Combination.  In the event that the outstanding Common Stock shall be subdivided (by stock split or otherwise), or combined or consolidated, by reclassification or otherwise, into a different number of shares of Common

Stock, the Conversion Price then in effect and the number of shares of Common Stock into which a share of Series A Preferred Stock may be converted shall be adjusted so that the holders of the Series A Preferred Stock shall have the right to convert each share of Series A Preferred Stock into the number of shares of Common Stock which such holders would have received upon such subdivision or combination if such holders had converted such shares into Common Stock immediately prior to such subdivision or combination.  Any such adjustments shall become effective at the close of business on the effective date of the subdivision or combination.

(v)           Certificate as to Adjustments.  In each case of an adjustment or readjustment of the Conversion Price or Conversion Rate, the Corporation will furnish each holder of Series A Preferred Stock with a certificate, executed by the president and chief financial officer of the Corporation showing such adjustment or readjustment, and stating in detail the facts upon which such adjustment or readjustment is based.  The Corporation in any such instance may cause its independent public accountants to confirm the accuracy of such adjustment or readjustment.  Any adjustment so confirmed shall be for all purposes hereof conclusively be deemed to be an appropriate adjustment.

(vi)          Inapplicability.  Notwithstanding the forgoing, the provisions of this Section 6(g) shall not apply to any of the transactions arising out of or relating to the merger of the Corporation (or its wholly-owned subsidiaries) with Sunset Brands, Inc. and Low Carb Creations, Inc.

(h)           Transfer Taxes.  The Corporation will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock on conversions of shares of Series A Preferred Stock pursuant hereto; provided, however, that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of shares of Common Stock in a name other than that of the holder of the shares of Series A Preferred Stock to be converted and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(i)            Shares To Be Validly Issued, etc..  The Corporation covenants that all shares of Common Stock which may be issued upon conversions of shares of Series A Preferred Stock will upon issue be duly and validly issued, fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights.

(j)            Partial Conversion.  In the event some but not all of the shares of Series A Preferred Stock represented by a certificate or certificates surrendered by a holder are converted, the Corporation shall execute and deliver to or on the order of the holder, at the expense of the Corporation, a new certificate representing the number of shares of Series A Preferred Stock which were not converted.

(k)           Reservation of Common Stock.  The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

7.             No Reissuance of the Series A Preferred Stock.  No share or shares of the Series A Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued.  The Corporation may from time to time take such appropriate corporate action as may be necessary to reduce the authorized number of shares of the Series A Preferred Stock accordingly.

8.             Notices of Record Dates.  In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to a redemption of their Series A Preferred Stock, to receive any dividend or other distribution, or to receive any other right, or any capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation, or any transfer of all or substantially all of the assets of the Corporation to any other corporation, or any other entity or person, or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, then and in each such event the Corporation shall mail or cause to be mailed to each holder of Series A Preferred Stock a notice specifying (i) the date on which any such record is to be taken for the purpose of such redemption, dividend, distribution or right and a description of such dividend, distribution or right, (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective, (iii) the time, if any, that is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding up.  Such notice shall be mailed at least 30 days prior to the date specified in such notice on which such action is to be taken.

9.             Pre-Emptive Rights.  If the Corporation proposes to offer any shares of its capital stock (or securities convertible into shares of its capital stock), the holders of any shares of Series A Preferred Stock then outstanding (each a “Holder”) shall have the right to purchase such securities on a pro rata basis based on their relative ownership of the Series A Preferred Stock then outstanding on an as-if-converted basis.  Each Holder shall have five (5) business days following delivery to Holder (at such Holder’s record address on the Series A Preferred Stock books of the Corporation) of written notice of a proposed offering by the Corporation to exercise such purchase right by delivering written notice to the Corporation of such Holder’s irrevocable and binding commitment to purchase such securities on the terms specified in the offering notice from the Corporation.  Failure of any Holder who elects to exercise such Holder’s purchase right to pay the purchase price for the securities in question within three (3) business day following written demand from the Corporation shall result in a forfeiture of such Holder’s purchase rights with respect to such offering. The contents of any written notice of a proposed offering by the Corporation shall be held in strict confidence by the Holder and each Holder, as a condition to exercise of such preemptive right, shall be required to execute, upon request by the Corporation, a confidentiality agreement in a customary form provided by the Corporation with respect to the matters described in such written notice.  The rights granted pursuant to this Section 9 shall not apply to issuances: (i) to employees, directors, advisors or consultants of the Corporation pursuant to stock option or other equity incentive plans approved by the Board of the Corporation; (ii) upon the exercise of options, warrants or other convertible securities or as a result of any stock split, stock dividend or recapitalization of the Corporation; (iii) in connection with any business acquisitions, mergers or strategic partnerships, or (iv) issuance of securities pursuant to any registered public offering of Common Stock or securities convertible into Common Stock, provided, however, that the Holders shall have the right to purchase on a pro rata basis based on their relative ownership of the Series A Preferred Stock then outstanding on an as-if-converted basis, up to ten (10%) percent of the shares offered in any such registered offering, which right must be exercised within twenty (20) days following written notice of any proposed registered offering.  Notwithstanding anything to the contrary contained in this Section 9, Holders of a majority of the then outstanding Series A Preferred Stock may elect to waive the preemptive rights described in this Section 9 with respect to one or more specific transactions by the Corporation or may elect to irrevocably waive or terminate such rights in their entirety.

10.           Common Stock.  All rights accruing to the outstanding shares of the Corporation not expressly provided for to the contrary herein shall be vested in the Common Stock.

Article III:              Directors and Officers Liability.

A director or officer of the Corporation shall not be personally liable to this Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends.  Any repeal or modification of this Article by stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

Article IV:              Indemnity

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil or criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the Corporation, or who is serving at the request of the Corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith.  Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person.  The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the Corporation as incurred and in advance of the final disposition of the action, suit or proceeding, under receipt of an undertaking by and on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation.  Such right of indemnification shall not be exclusive of any other right such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their right under this article.

Without limiting the applicability of the foregoing, the Board of Directors may adopt Bylaws from time to time to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchase or maintain insurance on behalf of any person who is or was a director or officer of the Corporation.”

4.             The foregoing Amended and Restated Articles of Incorporation have been duly approved by the Board of Directors of this Corporation.

5.             The foregoing Amended and Restated Articles of Incorporation have been duly approved by the required vote of shareholders in accordance with Section 78.390 of the NRS.  The total number of outstanding shares of the Corporation is 5,045,658 shares of Common Stock.  The number of shares voting in favor of the amendments equaled or exceeded the vote required.  The percentage vote required was more than 50% of the outstanding Common Stock voting as a single class.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment and Restatement of Articles of Incorporation of Cascade Sled Dog Adventures, Inc. to be executed in his above-referenced capacities as of the 25th day of August, 2004.

/s/ Rowland W. Day II
Rowland W. Day, President and Secretary